August 22, 2025

Piyush Phadke
Chief Financial Officer
reAlpha Tech Corp.
6515 Longshore Loop
Suite 100
Dublin, OH 43017

        Re: reAlpha Tech Corp.
            Amendment No. 1 to Form 10-K for Fiscal Year Ending December 31,
2024
            File No. 001-41839
            Filed May 13, 2025
Dear Piyush Phadke:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ending December 31, 2024
General

1. We note that within Item 9A. of your Form 10-K for the fiscal year ended December
       31, 2024, you concluded that your internal control over financial reporting was effective. Additionally you concluded that your disclosure controls and procedures were effective as of December 31, 2024, with a similar conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2025 as disclosed in Item 3. of your Form 10-Q for the interim period ended June 30, 2025. In light of the recently amended Form 10-K for the fiscal year ended December 31,
       2024 and Form 10-Q for the interim period ended June 30, 2025, please help us understand how you were able to determine your disclosure controls and procedures were effective as of June 30, as well as at March 31, 2025, and your reconsideration of the conclusions for both internal control over financial reporting as well as your disclosure controls and procedures as of December 31, 2024. If you determine they
 August 22, 2025
Page 2

       were not effective, please amend these filings and revise your conclusions.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction